Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

CHC Files Annual Management Discussion and Analysis, Financial Statements and Annual Information Form

VANCOUVER, July 25, 2008 /Marketwire/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) announced today the filing of its annual Management Discussion and Analysis (“MD&A”); Audited Consolidated Financial Statements and related notes thereto, as at, and for the years ended April 30, 2008 and 2007 (“Financial Statements”); and Annual Information Form (“AIF”) with the Canadian Securities Administrators.

The complete text of the MD&A, Financial Statements and AIF is available on the CHC website at www.chc.ca or on SEDAR at www.sedar.com.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

If you wish to be added to CHC's news distribution list, please visit
http://www.chc.ca/investor_materialrequest.php

For further information, please contact:

Rick Davis,
Senior Vice President and Chief Financial Officer
(604) 279-2471 or (778) 999-0314

Annette Cusworth,
Vice President & Chief Accounting Officer
(604) 279-2484 or (778) 999-1476

communications@chc.ca